Capital Markets Day 4 December 2025 EXHIBIT 99.2

Cautionary statements 2©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward - looking statements This presentation includes “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward - looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward - looking statements. Such forward - looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements. Such forward - looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward - looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low - carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks and uncertainties identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20 - F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6 - Ks furnished to, or filed with, the SEC. Forward - looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward - looking statements. These forward - looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward - looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non - IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20 - F filed with the SEC or Form 6 - Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. Rio Tinto plc No. 719885 6 St James’s Square, London SW1Y 4AD, United Kingdom Rio Tinto Limited ACN 004 458 404 Level 43, 120 Collins Street, Melbourne 3000 Australia This presentation is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary

Stronger , sharper and simpler Simon Trott CEO Oyu Tolgoi, Mongolia

Safety share Simandou , Guinea

Agenda ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 5 CEO Simon Trott CFO Peter Cunningham Markets Vivek Tulpule Iron Ore Matthew Holcz Aluminium & Lithium Jérôme Pécresse Copper Katie Jackson Closing Simon Trott Q&A All

Stronger, sharper and simpler: delivering industry leading value 6©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 • Safety first • Orebody knowledge • Productivity Operational excellence Capital discipline • Strong balance sheet • Rigorous capital allocation • Leading returns • Projects capability • Capital efficiency • Organic growth options Project execution Strategic pillars Enablers People Social Licence Partnerships

Right assets in the **right commodities**

	Iron Ore	Aluminium	Lithium	Copper
Core commodity market size[1]	**$220bn**	**$180bn**	**$59bn** (current $12bn)	**$219bn**
Attractive markets	**Tight supply fundamentals,** steep cost curve	**Energy transition, recycling** driving growth	**Rapid growth**, vital for electrification	**Steep cost curve**, strong growth, supply constrained

World-class assets[2]



Pilbara & Simandou
Iron Ore Canada
Q1
Q2
Q3
Q4



Atlantic
Low carbon repowering
Pacific
Q1
Q2
Q3
Q4



South America
Q1
Q2
Q3
Q4



Oyu Tolgoi & Escondida
Kennecott
Transformation
Q1
Q2
Q3
Q4

	Iron Ore	Aluminium	Lithium	Copper
EBITDA margins % for Rio's assets in 1st quartile[3]	66%	28%	37%	57%

1. 2024 market size, estimates from Rio Tinto Economics based on consensus, in 2025 real terms. Iron ore: Contestable | Aluminium: Primary | Lithium: Primary | Copper: Primary. 2. Approximate cost curves position in 2025. Cost curves sources, all 2025 real terms: Iron Ore (Minespans, 2025 Global 62% Fe equivalent CFR China), Aluminium (CRU, 2025 Aluminium smelting business cost curve), Lithium (BMI, FastMarkets, Rio Tinto Market Analysis, 2025 Global Lithium Carbonate C3 Cost Curve, including depreciation, amortisation, sustaining capex, royalties and interest, excluding capital charge). Copper (WoodMac, 2025 Copper cost curves, C1 Net Cost, pro-rata, capped at ~100c/lb). 3. Historical EBITDA margins, average for the period 2020-24, except for Lithium, which is an outlook for 2028 based on 100%, consensus prices, in 2025 real terms. Iron Ore: Pilbara treated as a whole as representative of iron ore Q1 assets | Aluminium: North American smelters | Lithium: Based on current and committed capacity | Copper: Escondida & Oyu Tolgoi.

©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025

RioTinto

7

Industry leading growth in a capital disciplined way ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 81. CuEq production volumes are based calculation methodology outlined on slide 78 . 2. Am bition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2030F. Rigorous capital allocation • Compete for capital • Decision making framework to deliver returns • Faster decisions • Strong balance sheet 2% CuEq 1 production C AGR 2021 - 2024 3% CuEq 1 production CAGR 2 20% increase over period 2024 – 2030F

Simon Trott Chief Executive Officer Bold Baatar Chief Commercial Officer Georgie Bezette Chief People Officer Peter Cunningham Chief Financial Officer Mark Davies Chief Safety & Technical Officer Isabelle Deschamps Chief Legal, Governance & Corporate Affairs Officer Matthew Holcz Chief Executive, Iron Ore Katie Jackson Chief Executive, Copper Jérôme Pécresse Chief Executive, Aluminium & Lithium Right team ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 9

1 Immediate focus areas Simplify and sharpen our focus on productivity and performance Deliver major growth projects Simandou , Oyu Tolgoi and Rincon Release $5 - 10bn cash proceeds from asset base 2 3 ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 10

11 1. Productivity benefits are opex savings on an annual run rate basis. They include actions already realised ($370m) and actions which will be delivered by end of Q1 2026 ($280m). All figures are on a consolidated basis. 370 280 $ 650 m Results (first 3 months) • Accountability • Productivity • Costs • Capital • Returns • Long - life, low- cost assets • Lean centre • Decisions at assets • Leverage competitive advantages • Commercial excellence Diversified model Simplify our business Sharpen our focus Productivity – annual run rate 1 Implemented by Q1 2026 Already realised ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 1 Simplify business, sharpen focus: strong momentum

3 major growth projects across the globe • Copper: Oyu Tolgoi underground project development (complete) • Iron Ore: Simandou • Lithium: Rincon, Argentina brines Deliver world - leading projects ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 12 Simandou learnings applied across portfolio – lower capital intensity and faster projects Simandou first ore achieved in November 2025 – one year after major construction commenced 2 Oyu Tolgoi, Mongolia Simandou, Guinea Rincon, Argentina

Release value from our asset base ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 13 Business area Capital release triggers Release $5 - 10bn in cash proceeds Land/Exploration • Divest assets that do not meet investment thesis Infrastructure • Monetise: sell or lease • Structured financing options • Arbitrage on funding costs Mining/Processing • Divest assets that do not meet return criteria • Sell minority stakes to strategic partners 3 Innovate to capture the full potential of our assets

Partner of choice: Safety, social licence and sustainability ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 141. As at 30 June 2025, relative to 2018 baseline. Safety, communities & social performance • Safety first • Partner with Traditional Owners • Listen, engage and act with communities Environment & sustainability • CO 2 equivalent emissions reduced by 14% 1 • Competitive decarbonisation pathway to 50% emissions reduction • Repowering Pacific Aluminium with renewables Partner of choice • Build trust as a dependable, long - term partner • Reduce risk and obtain support • Secure competitive advantage

15©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Simplify $650m 1 p.a. in productivity benefits to date Deliver Three major growth projects and 3% CAGR 2 Release $5 - 10bn cash proceeds from asset base Enablers 1 2 3 People Social Licence Partnerships Stronger, sharper and simpler 1. Productivity benefits are opex savings on an annual run rate basis. They include actions already realised ($370m) and actions which will be delivered by end of Q1 2026 ($280m). All figures are on a consolidated basis. 2. Am bition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2030F.

16 Industry leading returns Lasting positive impact Most valued metals and mining business Cape Lambert, Western Australia

Volumes up , costs down , capital down , cash released Yarwun, Australia Peter Cunningham CFO

Continued 3% compound annual growth rate 1. CuEq production volumes are based calculation methodology outlined on slide 78 . 2. 2025F copper equivalent production is a forecast based on mid - point production guidance or top / bottom of the range based on the guidance section of this presentation. 3. Am bition for compound annual growth rate (CAGR) for copper equivalent production is from 2024 to 2030F. We maintain our previou s g uidance of 4% CAGR from 2024 - 2028F. 4. Subject to internal investment and/or regulatory approvals. 5. Chilean JVs subject to regulatory approvals. Production outlook 4 CuEq 1,2, CAGR 2024 2025F 2 2026F 2028F 2030 F • 7% CuEq growt h in 2025F 2 as Oyu Tolgoi ramps up • 3% CAGR to 2030F , as we add Simandou and Lithium (Arcadium , Rincon) • Organic g rowth post 2030F 4 includes Copper (Resolution, La Granja) and Lithium (brines in Argentina and Chile 5) ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 18 3% 3

Unit costs to decrease ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 1. Indicative operating unit cost of sales of our operations, not intended to be a profit forecast. CuEq volumes are calculated on a consistent methodology to that outlined on slide 78, albeit based on sales volumes on a Rio Tinto consolidated basis. For comparability purposes, Simandou unit cost is not included until 2030F as the operation ramps up; tariff costs for alumin ium have been removed. 2. Operating costs in 2025 real terms. 3. C ompound annual growth rate (CAGR) from 2024 to 2030F. Average operating unit cost $ m/ CuEq kt sold 1, CAGR 2024 2025F 2026F 2 2030F 2 19 • Strengthen margins • Focus on productivity and efficiency • Remove fixed costs • Momentum going into 2026 4% 3

$650m productivity benefits to date

	Simpler organisation	Stronger operational discipline	Sharper focus on portfolio
	• Simplify to three Product Groups • Delayer business • Devolve accountability to assets	• Deploy Safe Production System (SPS) practices to eliminate waste	• Stop non-core projects, studies and programmes • Reduce holding costs
Annual run rate[1]	**~$200m**	**~$300m**	**~$150m**
Examples	Simplify teams across Commercial and Functions	Streamline digital applications and support costs	Placed Jadar into care and maintenance

1. Productivity benefits are opex savings on an annual run rate basis. They include actions already realised ($370m) and actions which will be delivered by end of Q1 2026 ($280m). All figures are on a consolidated basis.

©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 RioTinto 20

-70 0 70 140 210 - 25 0 25 50 +40 - 50% Pathway to even stronger financials 1. Forward looking view of EBITDA is not a profit forecast. This consolidated measure, presented in nominal terms, is calcula ted using long - run consensus prices, volume growth (on a consolidated basis) and unit cost decreases presented, using 2024 as a baseline. 2. % EBITDA contribution based on total operational EBITDA. 3. CuEq production volumes are based calculation methodology outlined on slide 78. Projects subject to internal investment and/or regulatory approvals. 4. 2030F presents % EBITDA for our three product groups. EBITDA outlook 1 % by commodity 2 | EBITDA Iron Ore Aluminium Copper Other Lithium EBITDA Rio Tinto in 2030 • 20% CuEq production increase from committed projects 3 • 40 to 50% EBITDA 1 increase with operational excellence and capital discipline • Increasing diversification as other commodities grow 2024 2025F 2030F 4 ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 100% 21

Capex back below $10bn per year 2024 2025F 2026/2027F 2028F+ 9.5 ~11 Up to 11 Up to 10 2 Capital guidance $bn, Rio Tinto share 1 • Up to $10bn: 2028F+ capital guidance • Continued disciplined investment in organic growth • Pathway to decarbonisation target : capital guidance adjusted to $1- 2bn to 2030 Sustaining Replacement Decarbonisation Growth Overall ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 1. Rio Tinto share of capital represents our net economic investment in capital projects and is adjusted for third party fund ing and proceeds from asset sales. Capital is reflected on the Group’s balance sheet in line with the Group’s consolidation principles, hence includes capital attributable to non - controlling interests. The guidance presen ted does not include Rio Tinto’s share of the Escondida Growth Program. 2. In 2025 real terms. 22

Strong balance sheet, returns and cash release ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Net debt $bn; Underlying EBITDA to net interest cover ratio (x) 4.2 4.2 5.5 46 x 2022 34x 2023 35 x 2024 14.6 25x H1 2025 1 Underlying EBITDA/ net interest cover Net debt A A1A2 S&P Moody’s 1. Net debt and underlying EBITDA / net interest cover based on H1 2025. 2. Unsolicited rating until March from Fitch, solici ted rating since March 2025. Fitch 2 A • Opportunistically release $5 - 10bn cash proceeds to: – Further strengthen balance sheet – Optimise capital structure – Fund ongoing capital projects • Shareholder returns policy of 40 - 60% dividend payout: 9 - year track record at 60% 23

Value through financial discipline, productivity and growth Dampier, Western Australia

Markets Vivek Tulpule Chief Economist Singapore

Robust traditional growth and energy transition... 1. Historical data from Oxford Economics and forecast based on long run consensus. India regional growth based off historical gr owth rates, 2015$ real basis. 2. Other includes East Europe, Middle East, Other Developed. 3. Demand inclusive of efficiency losses. 4. Includes 0.3Mt of other demand. Source: Rio Tinto Economi cs Conviction scenario, Oxford Economics. Peak metals intensity Global population 1 Billion people, grouped by income Electrification is amplifying demand 000, TWh per year 3 1990 1995 2000 2005 2010 2015 2020 2025F 2030F 2035F 5.3 5.7 6.1 6.5 6.9 7.4 7.8 8.1 8.5 8.8>$20k per capita $5 - $20k per capita <$5k per capita Emerging sources 2025-35 CAGR 12%3% 14% 0 33 36 39 42 45 48 2025F 9.8 Primary, Buildings & Industry 2.8 Transport 1.5 Data centres & other 4 2035F 32.6 46.7 China ASEAN India Other 2 26©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Markets

Scrap over - estimated …coupled with persistent supply constraints… ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 27 1. Downward trend means iron ore is growing faster than scrap 2. Forecasts based on analyst averages of global crude steel pr odu ction to global iron ore demand ratio. 3. Based on a global study from S&P covering 214 operating and non - operating mines across base metals, precious metals and critical minerals. Source: Rio Tinto Economics Conviction scenario, S&P, Consensus Analyst averages vs actual s teel to iron ore ratio 1 Scrap has underperformed expectations Mine delivery timelines have tripled in 30 years 3 Years, discovery to production Actual Forecast 2 5 9 13 16 1 2 3 2 0 10 20 1990 - 99 2000 - 09 2010 - 19 2020 - 24 6 11 16 18 +12 years Exploration, studies and post - FS Construction 0.7 0.8 0.9 1.0 2019 2021 2023 2025F Markets

… underpin a strong demand outlook across our portfolio ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 1. Semis demand, rounded figured. 2. 2035 demand reflects a growth multiple from 2025F. 3. Represents kilometres of network, Blo omberg NEF estimate. 4. Bloomberg ENF estimate. 5. Rio Tinto Economics internal estimate. Source: Rio Tinto Economics Conviction scenario, Bloomberg ENF. Markets 28 2025F 2035F 2 Demand 1 growth Tonnes Transmission distances grow by 42% in next decade 3 Battery Energy Storage Systems (BESS) installations to triple over next decade 4 Electrification of final energy demand increases from 21%  30% in 2035 5 India & ASEAN construction to grow ~65% by 2035 5 Aluminium Lithium Copper Steel 103Mt 1.4Mt 1.8Bt ~1.2x ~3.4x ~1.1x ~1.3x34Mt

48 86 2025F Smelter average 38 2025F Estimated grid price 5 Aluminium cost curve steepening Higher capital intensity of new smelters outside China with 45Mt cap China electricity prices 4 Real 2025 $/MWh Weighted average smelter capital intensity 1 Real 2025 $/t Rising marginal costs as more Chinese smelters move onto the grid Border tariffs leading to step changes in regional premiums 6 $/t aluminium Real 2025 Carbon abatement policy risk Cost of moving to the grid 0 1,000 2,000 3,000 2020 2025 F 2030 F 2035 F European premium - scope 1 European premium - scope1&2 7 Mid West Premium 50% 1. Includes Brownfield and Greenfield smelters. 2. India is based on 2015 brownfield smelter Jharsuguda 2. 3. Based on Emirates’ brownfield EMAL 3 smelter and Iran’s Salco Asalouyeh 1 (greenfield). 4 . Represents the Shangdong region power cost, assuming these smelters are the marginal cost producers. 5. State Grid Shandong Electric Power Company average ytd agency purchase price for grid electricity, excluding energy intensive sector penalty. 6. Premiums are calculated using consensus aluminium prices, assuming marginal imports are from a smelter using gas power electr ici ty and facing an average differential carbon penalty to Europe of ~$100/t.CO 2 after shielding by 2035. CBAM implementation expected Jan - 26. 7. CBAM for Scope 1 and 2 is shown as a sensitivity only. Source: Rio Tinto Economics Conviction Scenario, CRU, Consensus, S&P Platts, Fastmarkets , China State Grid. 1,355 1,860 3,245 4,995 China (2020 - 25F) Indonesia India 2 Middle East 3 Average 2020 - 25F 29©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Markets

Markets

Lithium market re-balancing

Significant supply deficit emerging over next decade

Mined lithium carbonate equivalent (LCE) Mt[1] CAGR%



+13%
~1.4
~0.7
~2.4
~4.5
2025F
Committed & Probable supply[2]
Supply gap
2035F

New projects will need to be incentivised

2030 lithium carbonate incentive curve C3 cost plus capital charge ($/kg LCE)



Spot price[3] (3 Dec)
$11/kg
0%
25%
50%
75%

- **Strong BESS demand**
- Emerging supply from Africa and China
- **Significant supply gap** over the next decade
- **2 key areas** to monitor:
  - Speed of energy transition
  - Hard rock supply

1. Assumed 0.2Mt scrap in 2035. 2. Highly probable supply are projects that have completed public market requirements, government approvals, fully funded and expected to place their product in the market in the next 24 months. 3. Represents LCE CIF Asia price. Source: Rio Tinto Economics Conviction Scenario, BMI 3Q 2025

©2025, Rio Tinto, All Rights Reserved
| Capital Markets Day 2025 RioTinto 30

Markets

Market straining to meet copper demand

Copper supply demand balance

Mined copper
Mt[1] CAGR%


+2%
~24
~(6)
~2
~9
~28
2025F supply
Depletions
Comitted supply
Supply gap
2035F demand

Only a quarter of Copper projects from the 2015 pipeline have been developed

% of copper projects in 2015[2]


25%
75%
30%
70%
22%
78%
All projects
Brownfield
Greenfield
Committed
In Pipeline

- Attractive demand outlook driven by electrification
- Significant supply challenges - 9Mt gap over next decade
- Mine life extensions, new projects and new technologies will be necessary

1. Rio Tinto Economics Conviction scenario. Scrap volumes assumed to grow over 3% per annum with available scrap pool. 2. Rio Tinto analysis based on Woodmac data. Source: Rio Tinto

©2025, Rio Tinto, All Rights Reserved
| Capital Markets Day 2025 RioTinto 31

Markets Prices under - estimated Consensus forecasts vs actual iron ore price $/t CFR WA, 62% basis Long tail of high - cost, price sensitive producers Prices consistently outperformed forecasts Prices consistently under - estimated due to: • Disruptions • Depletions • Declining ore grades • Underperformance in scrap • Resilient Chinese demand A steep cost curve indicates a structurally tight market 1. Platts 62% CFR China, $/ dmt. S ource : Rio Tinto Economics Conviction Scenario, Consensus Iron ore capacity ( Bt ) 2025 global iron ore cost curve 62% Fe fines equivalent basis Attractive industry structure with a steep fourth quartile cost curve 0 50 100 150 200 0.5 1.0 1.5 2.0 2.5 Spot price 1 (3 Dec) $108/ t ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 32 Iron ore industry fundamentals are resilient 0 40 80 120 160 200 2015 2020 2025 Actual Forecast

New iron ore supply is needed 1. Rio Tinto Economics Conviction Scenario. Scrap volumes assumed to grow over 1.8% per annum with available scrap pool. 2. Based on Public Environmental Review timeframes from date of referral to receipt of Ministerial Statement for Part IV environmental approval. Excludes major outliers and reviews still under assessment. 3. Majors include Rio Tinto, BHP, FMG and Vale . Source: Rio Tinto Economics Conviction Scenario Markets Emerging supply gap to be filled Average Western Australia environmental approval timeframes 2 (years) Global iron ore supply 1, Bt Approvals are taking longer • ~650Mt uncommitted capacity required to address depletion and meet demand by 2035 • More than half of depletion occurs outside majors 3 • Longer approvals timeframes New capacity to meet sustained demand 2 2 3 4 4 5 0 1 2 3 4 5 6 2018 2019 2020 2021 2022 2024 +3 years 0.0 0.5 1.0 1.5 2.0 2.5 3.0 2025F 2030F 2035F New supply required Committed / ramping up Simandou – full scope Existing production ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 33 Supply gap: 650Mt800Mt of Depletion to 2035

Our diversified commodity portfolio is positioned to capture global trends

Iron Ore Matthew Holcz Chief Executive Iron Ore Delivering performance today, superior options for tomorrow

Simandou , Guinea Core convictions • Strong industry fundamentals • Global portfolio with superior optionality Three things that matter 1. Safe and sustainable business 2. Performance 3. Disciplined capital allocation

Delivering performance today ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 37 1. AIFR = all injury frequency rate. 2. Pilbara and IOC as at end of October 2025. 3. Pilbara and IOC – last survey, H2 2025 Iron Ore People and safety first • 10% reduction in AIFR 1 since 2022 2 • 40% reduction in Potentially Fatal Incidents since 2022 2 • People survey: equal highest employee satisfaction 3 Operational excellence • 5 Mt Safe Production System uplift, three years in a row • Record production in Pilbara mines from April onwards • Gudai - Darri at 50 Mtpa rates • Product strategy successfully executed Project execution • First ore mined, railed and shipped at Simandou • First ore at Western Range, on time and budget • Agreements signed with PKKP, Nyiyaparli , Yinhawangka Capital discipline • Next three Pilbara replacement projects on track • Partnerships unlocking mine life extensions • Monetising existing infrastructure

Mt Strong conviction in industry fundamentals ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 381. Source: Wood Mackenzie, November 2025. 2. Rio Tinto conceptual resource life - cycle model, demand assumed as flat from 2025. 150 210 280 420 430 400 ~370 ~440 2011-2015 2016-2020 2021-2025 2026-2030F 2031-2035F Demand growth Requirement for new supply remains Depletion offset New global iron ore supply (demand + depletion) 2 Iron Ore Development capital investment in iron ore 1 Australia Brazil China OtherGuinea $bn, nominal Sector has under invested over the last decade 0 10 20 30 40 50 2010 2012 2014 2016 2018 2020 2022 2024 ~800Mt

318 305 Rio Tinto Peer 1 Mid- term capacity (Mt) Global portfolio with full product suite and market access ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 391. Life of mine. 2. ~500km of rail from furthest mine to port. 3. MineSpans product split for peers (BHP and Vale) applied to mid - term capacities. M id- grade is 60 - 64.9% Fe and high - grade is >65% Fe. Pellets excluded. Iron Ore Pilbara, Australia Iron Ore Company, Canada Simandou , Guinea • 345 - 360 Mtpa mid- term capacity • >85% effective equity of FCF 1 • ~20 Mtpa mid- term capacity • 58.7% equity share • ~60 Mtpa mid- term capacity • 45% equity share • 13 mining hubs • ~2000 km 2 rail with 4 ports • One mining hub • 418 km rail with 1 port • One mining hub • >600 km rail with 1 port Full product suite 3 • Largest global producer • Pacific and Atlantic market access High - grade fines Mid- grade lump & fines 71 31 Rio Tinto Peer 2

Options across three dimensions • Volume options: demonstrated port capacity at 360 Mtpa • Grade options : product strategy and portside blending • Capital choices: ability to adapt to market and customer needs Product strategy change successfully transitioned • Simpler business: ~60% reduction in SP10 in H2 2025 • Volume upside: +2Bt increase 1 in scheduled Resource • Delayed capital: longer mine life and delayed capital Superior optionality to meet market and customer needs ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 40 1. See supporting references for the +2Bt increase in scheduled Resource on slide 78. 2. Rio Tinto global (100% basis) and w eig hted average Fe grade of BHP, Vale and Fortescue (100% basis) based on publicly disclosed production volumes. Iron Ore Pilbara retains significant optionality Options on product strategy 60% 61% 62% 63% 2012 2017 2022 2027 2032 Average grade 2 Peers Rio Tinto

Liberated deposits Disciplined capital allocation delivering value ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 41 1. Includes West Angelas Sustaining, Hope Downs 1 Sustaining and Brockman Syncline 1; IRR at approval based on Wood Mackenzi e S eptember 2025 forward looking pricing. 2. Greater Nammuldi has received all necessary State and Federal Government approvals but is subject to further Traditional Owner consultation and internal Rio Ti nto final endorsement. 3. See supporting references for the ~400 Mt of Resource on slide 78. Iron Ore Existing Hope Downs JV 2018 2020 2022 2024 2026 2028 2030 Greater Nammuldi Brockman Syncline 1 West Angelas Hope Downs 2 Approval Referred Regulatory Approval Early road train tonnes Schedule optimisation First Ore 2 Rio Tinto Hope Downs JV Hancock Prospecting Pilbara replacement mines on track Capital intensity $21 - 52/t, Internal rate of return 31 - 70% 1 Partnering to monetise existing infrastructure Railway 2) Texas East (Hope Downs JV) ~400 Mt of Resource 3 Progressing the two best greenfield projects • Simandou first ore achieved ahead of schedule • Rhodes Ridge PFS almost complete with first ore by 2030 1) IOC third party rail Texas East Coondiner

Celebrating first ore at Simandou ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 421. 100% basis. 2. Refers to Rio Tinto’s infrastructure scope. Iron Ore 60% SimFer mine completion 61% 2 Rail & Port completion $3.3bn Rio Tinto c apital spend to date First ore achieved ahead of schedule 2026 sales : 5 - 10Mt1 Project on schedule and on budget Strong relationship with Government of Guinea Capital efficiency learnings from industrial partners

Pilbara performance delivery ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 43 Iron Ore Mining Record run rates since cyclone impacts April to October (Mtpa) 339 328 338 2025 2024 Prior record 2018 ...d riving unit cost reduction 18 19 20 21 22 23 24 25 Jan - May (~295 Mtpa) Jun - Oct (~345 Mtpa) Sep - Oct (~360 Mtpa) 2025 unit costs ($/t shipments) 2025 guidance range Mid- term guidance ($20/t in 2023 dollars) $100m costs removed in Q4 to offset cyclone impacts 1. Deliver replacement mines 2. Safe Production System 3. Mine and asset health 1. Increase o rebody efficiency 2. Unlock system flow 3. Simplify organisation and process Continue Additional system levers Pathway to full potential Shipping run rates

Safe and sustainable business 441. Pilbara and IOC as at end of October 2025. 2. Pilbara and IOC – last survey, H2 2025. Iron Ore ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Reducing our impact • Reducing land disturbance in the Pilbara • Reducing ground water impacts in the Pilbara • Simandou infrastructure realigned to reduce impact People and safety first • Potentially Fatal Incidents down 40% since 2022 1 • All- injury Frequency Rate down 10% since 2022 1 • People survey: Highest employee satisfaction 2 Indigenous relationships • Agreements signed with 3 Traditional Owner groups • ~A$1bn pa Indigenous business spend in the Pilbara • >C$100m pa Indigenous businesses spend at IOC 2024 five - year plan Current five - year plan Waste volume In- pit backfill Waste dump 2025F 2035F Surface water discharge 1.0 0.2 1.0 0.5 1.0 1.4 1.0 0.8 Native Title agreement signing with the Nyiyaparli People IOC mine site, Labrador City Pilbara reduced impact mining (indexed)

Maximising value from our global asset base ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 45 1. Blocks 3 & 4. 2. Pilbara shipments at the lower end of original guidance range, IOC based on updated guidance. 3. Based on latest mid - term capacity guidance for BHP, Vale and Fortescue. Iron Ore Needs the catchy investor line to go here Our value proposition 200 300 400 2025F 2026F Mid-term capacity Sales outlook Guidance and mid - term capacity (100%, wmt, sales) Pilbara IOCSimandou 1 Total 339 - 354 Mt 2 425 –440 Mt 343 - 366 Mt Asset Guidance (Mt) Pilbara 323 – 338 IOC 15 – 18 Simandou 5 – 10 Total 343 – 366 2026 sales guidance (100%) Mid- term outlook • SP10 volumes ~10% Pilbara shipments, in line with expected H2 2025 • Pilbara depletion of 11 Mt in 2026 • Global capacity of between 425 - 440 Mt • Capacity will depend on market outlook Peer 13 Peer 23 Peer 33 ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025

Global Iron Ore 343 – 366 Mt 2026 sales guidance• Strong industry fundamentals • Global portfolio with superior optionality • Safe and sustainable business • Performance • Disciplined capital allocation Simandou , Guinea Delivering performance today , superior options for tomorrow

Aluminium & Lithium Jérôme Pécresse Chief Executive Aluminium & Lithium

Focused structure to bring all assets to their next level of competitiveness ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 48 Aluminium & Lithium Aluminium Atlantic OperationsAluminium Pacific Operations Rio Tinto Lithium Armando Torres Managing Director Sébastien Ross Managing Director Barbara Fochtman Managing Director

Leading aluminium industry margins with demonstrated resilience and growth potential Saguenay, Canada

The world’s most profitable integrated aluminium business ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Aluminium Secure our bauxite & alumina supply chain Competitively decarbonise Create successful recycling business Maximise value of commercial offering Continuous improvement towards operational excellence Expand our global footprint 50

Aluminium

Competitively positioned

People and safety first

- AIFR[1] – steady around 0.4 since 2021 with low severity

Operational excellence

- Excellent smelter stability and continued bauxite outperformance
- Cost discipline with rigorous contractor management
- On track to meet or exceed original 2025 guidance[2]

Project execution

- AP60[3] on track for first hot metal Q1'26
- Launched full-scale design competition for Kangwinan[4] feasibility study
- Progress on Elysis technology

Capital discipline

- Pushing for China sourcing and beyond
- Sustaining Canada hydro-power competitive advantage
- Ongoing efforts to refocus & repower our Pacific footprint



Underpinned by strong social licence and stakeholder relationships

1. AIFR = All injury frequency rate. 2. 2025 original production guidance of 57-59Mt bauxite, 3.25-3.45Mt of primary aluminium and 7.4-7.8Mt of alumina. 3. 160kt production capacity. 4. Amrun expansion project.

©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 RioTinto 51

Delivering on our roadmap to full potential ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 1. From H1 2024. 2. Figures for illustrative purposes. Aluminium 3 6 9 Q1 21 Q3 21 Q1 22 Q3 22 Q1 23 Q3 23 Q1 24 Q3 24 Q1 25 Q3 25 +22% Production (dry Mt), rolling 4 - quarter average Amrun mine operating well beyond nameplate capacity Benchmarking smelters across key operational metrics 2 Smelter 1 Smelter 2 Smelter 3 Smelter 4 Smelter 5 Pot productivity (T/pot/day) 3.10 3.04 2.95 3.02 2.80 Specific energy consumption (kWh/kgAl) 14.0 13.2 13.1 13.4 13.7 Anode effect frequency (AE/pot/day) 0.29 0.15 0.32 0.11 0.36 Pot life (days) 1650 1950 1750 1600 1600 52 Targeting a 5 - percentage point ROCE uplift by 2030 1 • Deep continuous improvement & technical capabilities • Empowering our frontline • Benchmarking our smelters to drive excellence • Accelerating improvements through targeted digital and AI initiatives

0% 10% 20% 30% 40% 50% 60% 0 500 1000 1500 2000 2500 Jan-22 Jan-23 Jan-24 Jan-25 MWDP premium ($/t) Tariff rate (%) Navigating tariffs with agility ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 53 Aluminium Matalco’s product offering is highly complementary • Widening scrap discounts • Leveraging US domestic footprint • Integration completed • Higher utilisation rate driving performance uplift Nov - 25 25% tariffs introduced 50% tariffs introduced Midwest premium now reflecting full 50% tariff $/t

Positioning our business for the future ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Aluminium Repowering Life extension/ acquisition 54 02 ‘24 Boyne smelter Signing 2.2GW of renewables PPAs 10 ‘24 Boyne smelter Acquire Mitsubishi’s 11.65% stake 11 ‘24 NZAS smelter Acquire Sumitomo’s 20.64% stake 11 ‘25 Yarwun refinery 40% curtailment to extend life to at least 2035 2 0 2 4 2 0 2 5 05 ’24 NZAS smelter 20 - year green power deal 01 ‘25 Green Aluminium Production Credit Federal Government announce A$2bn for green credits 08 ‘24 Boyne smelter Queensland Government support announced 08 ‘25 Weipa mine $180m approved to access Norman Creek, Amrun 05 ‘25 Weipa mine Kangwinan /Amrun expansion: final engineering studies 10 ‘25 Bell Bay smelter One year extension of hydro power supply contract Inorganic growth • Elysis : Successful start - up of the 450kA inert anode cell. Progressing demonstration plant. • Arctial (Finland): Finalising pre - feasibility study and engaging on renewable energy solution. • Jointly assessing with AMG the feasibility of a renewable powered primary aluminium smelter in India. Pacific operations

Leading aluminium industry margins with demonstrated resilience and growth potential • Robust integrated value chain • Clear roadmap to full potential • On track to deliver 2030 ROCE uplift1 • Leading technical expertise • Trusted partner of our customers 2026 production guidance Bauxite: 58 - 61Mt Alumina: 7.6 - 8.0Mt 2 Aluminium: 3.25 - 3.45Mt 1. ROCE uplift of 5 percentage points from H1 2024 . 2. QAL production now included on a 100% basis. Alma, Canada

World - class integrated lithium business and growth pipeline Rincon, Argentina

Shaping a high - quality Lithium business to meet strong demand ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Lithium • +13% demand CAGR to 2035 • Right team • World - class assets • Proven DLE technologies • Solid track record of delivering growth projects now backed by Rio Tinto expertise • Deep pipeline of options at competitive capital intensity Focus on delivering in - flight projects to reach ~200ktpa capacity by 2028 Commit additional capital when supported by markets and returns Rincon, Argentina 57

©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 1. Capacity on 100% basis. Production will not correlate directly with installed capacity due to timing of ramp - up. 2 . Out of a total ~$5.0bn (Rio Tinto share) for these committed projects. 3. Capital intensity of $65/kg comprised of; Arcadium acquisition including acquired net debt; Rincon acquisition and capex; and capex remaining on S al de Vida, Fenix and Becancour projects from acquisition date. 4 . C1 costs defined as operating cash costs excluding royalties, taxes, corporate overheads and capital charges. Lithium Lithium 75 37085 110 2024 Argentina 40 Canada 2028F Argentina Canada 170 190-200 Total Argentina and Canada 125 Chile 125 Total ~200 60-70 370 ~$3bn capex remaining from 1 Jan 2026 2 ktpa LCE Committed nameplate lithium capacity 1 • Increasing capacity by >2.5x by 2028 • Capital intensity of $65/kg 3 to reach ~200 ktpa • C1 opex 4 at $5 - 8/kg across the brines portfolio • 37% EBITDA margin for 2028 at consensus pricing Successfully delivering in - flight growth 58

Disciplined project approach ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 1. Remains subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions. Lithium Canada hub Galaxy Whabouchi (50%) Bécancour (50%) Bessemer City Chile hub 1 Maricunga (49.99%) Altoandinos (51%) OCR hub Olaroz (66.5%) Cauchari Rincon Salar de Hombre Muerto hub Fenix Sal de Vida Hub model for North and South America Scalable execution and leading technology • Defining best in class standard DLE technology • Integrating existing operations and future growth in a multi - asset hub approach • Developing infrastructure corridors at scale in Argentina leveraging footprint • Modular execution process ensuring lessons applied to lower cycle time and capital intensity 59

©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 1. Capacity on 100% basis. Production will not correlate directly with installed capacity due to timing of ramp - up. We are committed to one mine in Canada, range on current and committed denotes variation between Galaxy and Whabouchi . 2. C1 costs defined as operating cash costs excluding royalties, taxes, corporate overheads and capital charges. Note: Options exclude Jadar and Mt Cattlin (under care and maintenance). Lithium Lithium 75 37085 110 Arcadium 2024 nameplate capacity Argentina 30 - 40 Canada 2028F Argentina Canada 190- 200 Total Argentina and Canada Chile Total ~200 60 370 • Targeting capital intensity of $30/kg within 30 months from FID to first lithium at $5/kg C1 opex 2, >15% IRR • World - class portfolio of competitive growth options in Argentina, Canada & Chile • Deep pipeline of brownfield expansions and greenfield options Subject to studies and completion of JVs Nameplate lithium capacity 1 ktpa LCE Options (uncommitted) 100 - 150 ~470 - 520 Commit additional capital when supported by markets and returns 60

World - class integrated Lithium business and growth pipeline • +13% demand CAGR to 2035 • Proven DLE technology • Deep pipeline of growth options • Focus on capital intensity • C ommit additional capital when supported by markets and returns 2026 production guidance Lithium: 61 - 64kt LCE (Rio Tinto share) Rincon, Argentina

Looking forward to hosting you in Argentina, 8 - 10 December ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 62 Lithium deep dive • Achieving operational excellence through proven DLE technology • Demonstrating how our vertically integrated portfolio creates value • Executing committed projects on time and on budget • Building the blueprint for future projects with discipline Site visits • Showcasing our low - cost position at Fenix , 32ktpa LCE capacity, underpinned by resource grade and proven DLE process • Highlighting construction progress at Rincon , where the starter plant is being scaled up to 60ktpa LCE Lithium

Copper Katie Jackson Chief Executive Copper Growing organically, targeting 1 Mtpa by 2030 Oyu Tolgoi, Mongolia

Driving profitable growth, diversification and resilience ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 641. AIFR = all injury frequency rate. 2024 = 0.33. 2023 = 0.34. 2. ROCE from product group operations. 3. Figure refers to H1 202 5 vs 2023. Operational excellence Project execution Capital discipline • 2025 production guidance upgraded: 860 – 875 kt • 2025 unit cost guidance lowered • Strong year at Oyu Tolgoi; >50% growth • Successfully managing geotech at Kennecott • Oyu Tolgoi underground project complete • First Nuton ® copper • Extending Kennecott mine life beyond 2040 • Targeting 1 Mtpa of copper by 2030 • Lower capital requirements • Ongoing capital and opex efficiency gains • Improved cash flow & ROCE 2 up 9pp to 12% 3 People and safety first • AIFR 1 at 0.21 YTD – sustained improvement for third consecutive year Copper Oyu Tolgoi, Mongolia

World - class Oyu Tolgoi underground project development complete ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 65 1. One day only. 2. +/ - 5% 3. P0 = Panel 0, P1 = Panel 1, P2N = Panel 2 North, P2S = Panel 2 South. 3. See supporting references for the ~500ktpa Oyu Tolgoi production target and associated production profile on slide 78. Major achievements for 2025 • On target for >50% YoY production increase • Record daily underground throughput of 47ktpd 1 • Significantly positive free cash flow • Successful pivot to P2S development • 97.5% Mongolian employees, 24.1% female employees Targets for 2026 • ~15%2 YoY production growth • 5% uplift in labour productivity • Accelerate development of P2S and P2N • Continued mine design optionality including Entrée Licence area Copper Hugo North Lift 1 production profile 3 Ore tonnes per day On track for ~500ktpa Cu on average 2028 - 2036 3 0 50,000 100,000 2016 2021 2026 2031 2036 Development ore P0 P1 P2N P2S

Major achievements for 2025 • Cost base re - set with ~10% 1 role reduction • Executing adjusted mine plan • S uccessfully completed smelter shutdown Targets for 2026 and beyond • Broadly stable YoY production in 2026 • Stripping to access higher grade Slice 2 ore by H2 2027 • Sustaining production from North Rim Skarns • Targeting 40 - 50 % production growth from 2025 to 2028 • Accelerating work to extend life of mine beyond 2040 (Apex) Transforming Kennecott ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 661. Salaried employees, from December 2024 to end H1 2025. 2. Figures exclude months where we had planned shutdowns. Copper Open pit and next push back Kennecott stability improvements 2 Monthly ore milled 12% higher in 2025 than 2023 Flash Smelter online time 6% higher in 2025 than 2023 2025 – a platform for long - term value creation

Copper

Leveraging exceptional asset base, strategic partnerships and global reach


Kennecott
• 100% RT
• Open pit and underground
Nuton - Nevada
• Yerington Mine
Nuton - Arizona
• Cactus Mine
• Gunnison Mine
• JCM Mine
Resolution
• 55% RT
45% BHP
• Underground
Nuton - Mexico
• Piedras Verdes
Comita
Nuton - Peru
• AntaKori
La Granja
• 45% RT
55% First Quantum Minerals
• Open pit
Nuton - Chile
Nuevo Cobre
• 57.74% RT,
42.26% Codelco
Escondida
• 30% RT, 57.5% BHP,
12.5% JECO Corp
• Open Pit
Nuton - Argentina
• Los Azules
Oyu Tolgoi
• 66% RT
34% Govt. of Mongolia
• Open pit and underground
Winu
• 70% RT
30% Sumitomo Metal Mining
• Open pit
Operation
Project
Exploration
Nuton Partnership

©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 RioTinto 67

Copper

Attractive pipeline of growth options beyond 1Mtpa target

● Winu, Australia



- Highly prospective resource
- Sumitomo Metal Mining joint venture and PFS completed
- Environmental Review Document submitted with traditional owner support

● Resolution, U.S.



- Significant undeveloped resource
- Critical to U.S. copper and energy security
- FEIS[1] and Draft Record of Decision published following favourable Supreme Court ruling – litigation ongoing

● La Granja, Peru



- Future undeveloped tier 1, long life orebody
- Resource drilling program complete with updated Mineral Resource expected around Q1 2026
- Progressing towards Feasibility Study ~2028

○ Nuevo Cobre, Chile



- Strategic partnership with Codelco
- District opportunities – San Antonio collaboration agreement
- Drilling programs underway

● Project
○ Exploration

Long-term pipeline strengthened by partnerships

1. Final Environmental Impact Statement.

©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 RioTinto 68

Copper

Nuton: concept to cathode in 18 months

First Nuton copper achieved at Johnson Camp Mine

- Successfully commissioned Nuton® Technology at industrial scale
- Copper recovery well above industry norms[1]
- Developing commercial-scale technology package
- Actively managing partnership portfolio
- Targets primary sulphides, >70% of global copper resources

Johnson Camp Mine scope

Size of heap leach pad	166 acres
Nuton portion of heap leach	34 acres
ROM portion of heap leach	100 acres
Stacking on Nuton Pad over deployment	5.5 - 6 Mt
Nuton stacking rate per day	4,375 tonnes
Total copper production over deployment	Targeting ~30kt, including ~14kt from Nuton[2]



First Nuton copper cathode, Johnson Camp Mine, Arizona

1. Will vary from site to site, depending on ore characteristics and operating environment. Rio Tinto analysis. 2. ~16kt from run of mine leaching and ~14kt from Nuton technology over a 4-year deployment period.

©2025, Rio Tinto, All Rights Reserved

| Capital Markets Day 2025 RioTinto 69

1 Operational excellence 2 Disciplined growth 3 Capital efficiency Growing organically, targeting 1 Mtpa by 2030 • Driving operational excellence • Potential to grow and extend existing assets • Progressing a large portfolio of options • Strategic partnerships in attractive jurisdictions • Rising free cash flow and ROCE 2026 production guidance 800 – 870 kt Circa 10% growth from operated assets 2025 C1 net unit cost guidance Lowered: 80 – 100 c/lb 2 2025 copper production guidance Upgraded: 860 – 875 kt 1 1. Previous 2025 copper production guidance: 780 – 850 kt 2. Previous 2025 copper unit cost guidance: 110 – 130 c/lb.

Stronger , sharper and simpler

Q&A Pilbara, Western Australia

73 Guidance ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025

Production guidance ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 2025 Guidance (including updates) 2026 Guidance 1 Total iron ore sales guidance 100% Mt 2 -- 343 - 366 Pilbara 100% Mt 2 323 - 338 (lower end) 323 - 338 (100% sales) Simandou 100% Mt 2 -- 5- 10 (100% sales) IOC Mt 2 9.0 - 9.5 (RT share production, updated range) 15- 18 (100% sales) Copper (consolidated) kt 860 - 875 (upgraded range) 800 - 870 Aluminium & Lithium Bauxite Mt >61Mt (exceed guidance) 58 - 61 Alumina Mt 7.4- 7.8 7.6- 8.0 Aluminium Mt 3.25 - 3.45Mt (upper end) 3.25 - 3.45 Lithium LCE kt -- 61- 64 741. Our strategic reviews are advancing as planned, with the next phase focused on identifying the best path to unlock value. As such, we will no longer provide production guidance for Iron and Titanium, and Borates, while this process is underway. 2. Wet metric tonne basis.

Group level financial guidance 1. In 2025 real terms ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 2025F 2026F Mid- term (per year) Capex Total Group ~$11bn Up to ~$11bn Up to $10bn 1 Growth capital ~$3.0bn Up to $3.0bn Sustaining capital ~$4.0bn ~$4.0bn • Pilbara sustaining 1 ~$2.0bn ~$2.0bn Replacement capital ~$3 - 4bn ~$3 - 4bn Decarbonisation capital ~$0.2bn ~$0.2bn Shareholder returns Total returns of 40 – 60% of underlyin g earnings through the cycle 75

Proforma Financial Information by Business Unit (FIBU) under new structure (2023, 2024, H1 2025) ©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 • In August 2025, we announced a new operating model and executive team updates to unlock additional shareholder value. • We have streamlined to three world - class Product Groups – Iron Ore, Copper and Aluminium & Lithium. Our Borates and Iron & Titanium businesses will move to the Chief Commercial Officer’s portfolio for strategic review. • Hence, we have restated our FIB U based on the new organisational structure. Please refer to our website for the working file URL: Rio Tinto Capital Markets Day 76

List of Acronyms 77©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Acronym Meaning AE Anode Effect AIFR All Injury Frequency Rate AMG AMG Metals and Minerals (India) AP60 Aluminium smelting technology ASEAN Association of Southeast Asian Nations BESS Battery Energy Storage System BMI Benchmark Mineral Intelligence bn Billion (as in $bn) BSL Boyne Smelters Limited CAGR Compound Annual Growth Rate Capex Capital Expenditure C1 Cash Cost (mining) C3 Cost Curve ( includes depreciation, amortization, sustaining capex, royalties, interest) CBAM Carbon Border Adjustment Mechanism CFR Cost and Freight (Incoterm) CRU Commodity Research Unit CuEq Copper Equivalent Volume DLE Direct Lithium Extraction EBITDA Earnings Before Interest, Taxes, Depreciation, and Amortisation EMAL Emirates Aluminium EXL Extraction Level FCF Free Cash Flow Acronym Meaning Fe Iron (chemical symbol) FEIS Final Environmental Impact Statement Fitch Fitch Ratings FOB Free on Board (Incoterm) FY Fiscal Year GW Gigawatt HY Half Year IFRS International Financial Reporting Standards IOC Iron Ore Company of Canada IRR Internal Rate of Return JV Joint Venture kt Kilotonnes ktpa Kilotonnes Per Annum LCE Lithium Carbonate Equivalent LOE Life of Mine M or m Million (as in $m) Moody’s Moody’s (ratings agency) MoU Memorandum of Understanding Mt Million Tonnes Mtpa Million Tonnes Per Annum MWDP Premium Midwest Premium (Aluminum pricing) Nuton® Rio Tinto’s copper leaching technology Acronym Meaning NZAS New Zealand Aluminium Smelters Opex Operating Expenditure OCR Olaroz Cauchari Rincon OT Oyu Tolgoi PFS Pre - Feasibility Study PKKP Puutu Kunti Kurrama and Pinikura PPAs Power Purchase Agreements QAL Queensland Alumina Limited Q1, Q2, Q3, Q4 Calendar Quarters ROCE Return on Capital Employed ROM Run of Mine RT Rio Tinto RTIT Rio Tinto Iron & Titanium SEC United States Securities and Exchange Commission S&P Standard & Poor’s SPS Safe Production System SD&T Safety Development & Technology TSV Transshipment Vessel WA Western Australia wmt Wet metric tons WoodMac Wood Mackenzie (Industry Analyst) YoY Year - on - Year YTD Year to date

Supporting statements 78©2025, Rio Tinto, All Rights Reserved | Capital Markets Day 2025 Copper equivalent ( CuEq ) volumes The formula applied for calculating Copper equivalent volume throughout this presentation is: CuEq = Rio Tinto’s share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long - term consensus prices. Rio Tinto Iron Ore - Pilbara Mineral Resources The greater than 2 billion tonnes increase in scheduled Resource referred to on slide 40 as “Volume upside” are previously declared Mineral Resources which have now been included in mine planning and were included in the Mineral Resources reported in accordance with the JORC Code and the ASX Listing Rules in Rio Tinto’s 2024 Annual Report released to the ASX on 20 February 2025 and available at riotinto.com. This increase in scheduled Resource comprises approximately 10% of the 481 Mt @ 62.4% Fe Measured Mineral Resources of Brockman Ore, approximately 96% of the 206 Mt @ 57.2% Fe Measured Mineral Resources of Brockman Process Ore, approximately 8% of the 985 Mt @ 62.5% Fe Indicated Mineral Resources of Brockman Ore, approximately 64% of the 522 Mt @ 56.7% Fe Indicated Mineral Resources of Brockman Process Ore, approximately 6% of the 5.8 Bt @ 62.4% Fe Inferred Mineral Resources of Brockman Ore and approximately 55% of the 2.6 Bt @ 56.7% Fe Inferred Mineral Resources of Brockman Process Ore. The approximately 400 Mt referred to on slide 41 as part of the Texas East deposit was included in the Mineral Resources reported in accordance with the JORC Code and the ASX Listing Rules in Rio Tinto’s 2024 Annual Report released to the ASX on 20 February 2025 and available at riotinto.com. This 400 Mt comprises approximately 5% of the 5.8 Bt @ 62.4% Fe Inferred Mineral Resources of Brockman Ore and approximately 4% of the 2.6 Bt @ 56.7% Fe Inferred Mineral Resources of Brockman Process Ore. The Competent Persons responsible for the information in in the 2024 Annual Report that relates to Brockman Mineral Resources and Brockman Process Ore Mineral Resources are Natalie Brajkovich, Malcom Judge, Elizabeth Barron, each a Member of the Australasian Institute of Mining and Metallurgy ( MAusIMM ) and Phil Savory, a Fellow of the Australasian Institute of Mining and Metallurgy ( FAusIMM ). Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2024 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2024 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. Mineral Resources are reported exclusive of Ore Reserves. Mineral Resources are reported on a 100% basis. Rio Tinto Copper - Oyu Tolgoi Production Target The 500ktpa copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 referenced in slide 65 was previously reported in a release to the Australian Securities Exchange dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.